File No. 812-________

UNITED STATES OF AMERICA
SECURITIES EXCHANGE COMMISSION
WASHINGTON, DC  20549-9303
___________________________________________________________________

APPLICATION PURSUANT TO SECTION 6(c) OF
THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED
___________________________________________________________________

In the Matter of:

STEEL PARTNERS HOLDINGS L.P.

590 Madison Avenue
32nd Floor
New York, NY
10022
___________________________________________________________________

July 8, 2010
___________________________________________________________________

Written or oral communications regarding this Application should be addressed to:

Jack W. Murphy, Esq.
Michael L. Sherman, Esq.
Dechert LLP
1775 Eye St. N.W.
Washington, DC  20006
(202) 261-3300
___________________________________________________________________

This Application (including Exhibits) consists of  31 pages.

The Exhibit Index is on page 29.

Page  1 of 31 Sequentially Numbered Pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, New York 10022 File No. 812- _________	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Steel Partners Holdings L.P. (“SPH”), a global diversified holding company, hereby applies for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), temporarily exempting SPH from all provisions of the Act during the period from July 14, 2010, to July 14, 2011.

SUMMARY OF THE APPLICATION

Since July 14, 2009, SPH has been relying on Rule 3a-2 under the Act (“Rule 3a-2”), as a so-called “transient investment company.”  As required by Rule 3a-2, SPH’s Board of Directors (the “Board”) adopted a resolution (the “Resolution”) evidencing SPH’s intent to be engaged, as soon as reasonably possible and, in any event, within the one-year period allowed by Rule 3a-2 (the “Rule 3a-2 Period”), in a business other than that of investing, reinvesting, owning, holding or trading in securities.

SPH’s predecessor, WebFinancial Corporation (formerly Rose’s Holdings, Inc.) (“WebFinancial”), was founded as a holding company for Rose’s Stores, Inc., an operator of general merchandise discount stores.1  In 1998, WebFinancial became the owner of WebBank, a Utah industrial loan bank (“WebBank”).  From August 31, 1998, until July 14, 2009, SPH’s primary, non-cash asset was its interest in WebBank.  As such, SPH was not an investment company because: (i) less than forty percent of its total assets exclusive of cash and government securities (“adjusted total assets”) consisted of “investment securities” within the meaning of Section 3(a)(2) of the Act (the “Forty Percent Test”); and (ii) SPH was primarily engaged, through its wholly-owned subsidiary, in the business of banking.2

1
WebFinancial converted to a limited partnership on December 31, 2008, and assumed its current name on April 2, 2009.  Unless the context suggests otherwise, references in this Application to “SPH” include its predecessor.

2
Section 3(c)(6) of the Act excludes from the definition of an investment company any company that is “primarily engaged, directly or through majority owned subsidiaries, in [among other things], the businesses described in [Section 3(c)(3) of the Act].”  Section 3(c)(3) of the Act excludes “any bank” from the definition of an investment company.

Prior to December of 2008, Steel Partners II (“Steel Partners II”) was a private investment fund which owned 85% of SPH.3  Like many private funds, Steel Partners II offered periodic redemption rights to its investors.  During the market disruptions in 2008 and early 2009 Steel Partners II received a substantial number of redemption requests from investors and determined that it was not appropriate or possible to continue its past practice of meeting redemption requests in cash or in kind at that point in time.  Because many of its holdings represented interests in operating businesses which were either privately held or publicly traded but with very low trading volume, Steel Partners II temporarily suspended redemptions and sought a permanent solution that would, among other things, assure that all investors could be treated fairly and equally.  To satisfy investor requests that any solution include the ability to redeem from Steel Partners II, a plan was implemented that (i) effectively, entitled each Steel Partners II investor to a pro rata distribution (their “SP II Distribution”) of Steel Partners II’s assets (the “SP II Assets”) and (ii) the option to either: (A) exchange the SP II Distribution for SPH common units; or (B) receive the SP II Distribution in-kind.  While a majority, by number, of the Steel Partners II investors opted to receive SPH common units, because investors representing a majority of the capital of Steel Partners II opted to receive their SP II Distributions in-kind, SPH did not retain majority or controlling interests in several of Steel Partners II’s former holdings.  Therefore, as a result of the implementation of the plan and certain transactions which occurred immediately prior, as of July 14, 2009, more than forty percent of SPH’s adjusted total assets consisted of investment securities and SPH concluded that it had no choice but to rely on Rule 3a-2 in order to complete its transition to a global, diversified holding company business.

Since it began relying on the Rule 3a-2 safe harbor, SPH’s management has worked diligently to come into compliance with either the Forty Percent Test under Section 3(a)(1)(C) of the Act or the asset test under Rule 3a-1 under the Act (the “Forty Five Percent Test” of “Rule 3a-1”, and, together with the Forty Percent Test, the “Asset Tests”)4 by: (i) acquiring, maintaining or increasing holdings in majority owned and primarily controlled companies engaged in non-investment company or excepted businesses; and (ii) decreasing or eliminating holdings in non-controlled companies and companies engaged in an investment company business.  As a result of these efforts, SPH has significantly decreased its holdings in companies of which it held less than 25% interests, while increasing holdings in wholly-owned, majority owned and primarily-controlled companies.  However, circumstances have limited (and continue to limit) SPH’s practical ability to implement necessary changes to its asset mix within the Rule 3a-2 Period.  These circumstances have included, for example, restrictions imposed by state corporate and federal securities laws, certain tax ramifications and a lack of willing buyers or sellers of securities due, in part, to recent, unusual market conditions.  Despite these circumstances, SPH expects that, even under current market conditions, it will be able to establish itself as a non-investment business within one year after the expiration of its safe harbor period under Rule 3a-2 (i.e., by July 14, 2011).

The Securities and Exchange Commission (the “Commission” or “SEC”) has indicated that exemptive relief beyond the one-year Rule 3a-2 Period is appropriate when an applicant’s good faith efforts to transition to a non-investment business or an excepted business were prevented by factors beyond the applicant’s control.5  The circumstances described herein strongly evidence that factors beyond SPH’s control thwarted the substantial, good faith efforts of its officers to effect an orderly and expeditious transition.  Accordingly, SPH believes that a grant of additional time for SPH to establish itself as a non-investment, holding company is consistent with Commission precedent and with the standard for relief under Section 6(c) that an exemption be (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the Act.

3
These interests were held by Steel Partners II, L.P. (“SP II LP”), a Delaware limited partnership, that served as the vehicle through which Steel Partners II conducted its investment activities.  In addition to SP II LP, Steel Partners II included a domestic fund (“SP II Onshore”) (which relied upon Section 3(c)(7) of the Act), an offshore fund (“SP II Offshore”) (which relied upon Section 7(d) of the Act for its non-US investors and Section 3(c)(7) of the Act with respect to its US investors) and a Cayman Islands master fund.

4
Final Rule: Certain Prima Facie Investment Companies, Rel. No. IC-11551 (Jan. 14, 1981) (“3a-1 Adopting Release”) and Proposed Rule: Certain Prima Facie Investment Companies, Rel. No. IC-10937 (Nov. 13, 1979) (“3a-1 Proposing Release”).  SPH expects that, by the end of the relief period requested, it will not be an investment company by reason of reliance on Rule 3a-1.  Whether an issuer may rely on Rule 3a-1 is a question of fact.  SPH acknowledges that any relief granted by the SEC pursuant to this Application is not to be construed as an acknowledgement by the SEC or its Staff that SPH will meet the requirements of Rule 3a-1 upon the conclusion of the relief period.

5
See, e.g., Final Rule: Transient Investment Companies, Rel. No. IC-11552 (Jan. 14, 1981) (“3a-2 Adopting Release”); Proposed Rule: Transient Investment Companies, Rel. No. IC-10943 (Nov. 16, 1979) (“3a-2 Proposing Release”); Firstmark Corp., Rel. No. IC-25205 (Oct. 5, 2001) (notice) and Rel. No. IC-25248 (Oct. 31, 2001) (order) (“Firstmark”); Completel Europe N.V., Rel. No. IC-24586 (Jul. 28, 2000) (notice) and Rel. No. IC-24623 (Aug. 28, 2000) (order) (“Completel”); Advanced Ross Corporation, Rel. No. IC-17955 (Jan. 22, 1991) (notice) and Rel. No. IC-18002 (Feb. 19, 1991) (order); Cityfed Financial Corp., Rel. No. IC-20074 (Feb. 15, 1994) (notice) and Rel. No. IC-20135 (March 15, 1994) (order).  Relief has also been conditioned on an applicant’s agreement not to invest capital for speculative purposes.

I.              THE APPLICANT

SPH, a Delaware limited partnership with its principal executive offices at 590 Madison Avenue, 32nd Floor, New York, New York 10022, is a global diversified holding company engaged in an array of businesses through its holdings of various subsidiaries and controlled companies (each an “SPH Company”).6  Generally, SPH seeks to acquire a primary control or majority ownership interest in each SPH Company and to actively exercise its control through its ability to influence the SPH Company’s policies both through the ownership of securities and by overseeing and providing assistance to the management of the SPH Company.  SPH seeks to improve the business operations of the SPH Companies through growth initiatives, operational excellence programs, centralization of corporate functions, coordinated purchasing programs, balance sheet improvements and strategic allocation of capital to foster growth and increase long-term corporate value for shareholders and stakeholders.  SPH Companies are generally viewed as long-term holdings and SPH expects to realize value through its operation of the SPH Companies rather than through the sale of its holdings in the SPH Companies.7

II.            STATEMENT OF THE FACTS

The years 2008 and 2009 were among the most trying economic and financial times since the adoption of the Act.  This challenging environment has continued into 2010.  Such unusual times often require companies to take actions to protect shareholder value that would not have been necessary or contemplated in ordinary market conditions.  In the face of substantial redemption requests and significantly reduced liquidity for its assets, Steel Partners II took steps that it believed were necessary to preserve value for its investors and to treat all of its investors fairly.  As a result of the plan implemented to address Steel Partners II’s investor redemption requests, SPH, until then majority owned by Steel Partners II, as described below, arguably fell within the definition of an investment company, even though that definition is not an accurate depiction of SPH’s business.  SPH has since been working diligently to become a non-investment company business.

6
“SPH Company” is used herein to mean a company: (i) in which SPH owns or is considering acquiring a substantial interest; and (ii) through which SPH intends to engage in a non-investment company business or an excepted business.

7
Although SPH may, from time to time, determine to discontinue ownership of an SPH Company, SPH does not define a time or specific facts that will lead to an exit from its holdings in an SPH Company.  Rather, interests will be held for an indeterminable period.

A.	SPH’s Investment Company Act Status

SPH was a narrow financial holding company engaged in the business of banking from the time of its acquisition of WebBank in 1998 until July 14, 2009.  Steel Partners II, which owned 85% of SPH’s outstanding voting securities, experienced a substantial number of redemption requests and determined to temporarily suspend redemptions.  In an effort to afford investors an opportunity to redeem their holdings of Steel Partners II, Steel Partners II entered into an exchange transaction with SPH.  In connection with this exchange transaction, Steel Partners II’s investors could elect to receive in redemption either interests in SPH (through the effective contribution of their SP II Distribution to SPH in exchange for SPH common units) or their pro rata portion of the SP II Assets.  Because a large number (by value) of the investors chose to receive a pro rata, in-kind distribution of SP II Assets rather than SPH common units, SPH’s percentage ownership of many of the companies comprising the SP II Assets was diminished, causing some to fall within the definition of investment securities under the Act such that SPH fell within the definition of an investment company in Section 3(a)(1)(C) of the Act.8

1.	Prior to July 14, 2009, SPH was Primarily Engaged in Banking

SPH is successor to WebFinancial, a financial holding company that operated primarily through WebBank.  WebFinancial was incorporated in 1997, as part of an internal reorganization, to act as a holding company for Rose’s Stores, Inc., an operator of general merchandise discount stores founded in 1927.  On December 2, 1997, WebFinancial sold Rose's Stores, Inc. and, on August 31, 1998, WebFinancial became the owner of a 100% interest in WebBank.

Until the transactions that took place on July 14 and 15, 2009 (described below), SPH’s primary, non-cash asset was its 100% interest (through a wholly-owned intermediate holding company)9 in WebBank and SPH’s primary engagement was as the top-tier holding company for the bank.  Because banks are excepted from the definition of an investment company pursuant to Section 3(c)(3) of the Act, SPH’s interests in WebBank are “good assets” for purposes of the Asset Tests.  Since SPH’s primary holdings were its WebBank interests, none of the three primary definitions of an “investment company” set forth in Section 3(a)(1) of the Act described SPH.10  Moreover, even if SPH had fallen within one of these primary definitions, it could nonetheless have relied on the exception provided by Section 3(c)(6) of the Act to issuers “primarily engaged, directly or through majority owned subsidiaries in . . . the businesses described in [Section 3(c)](3). . .”.

8
Section 3(a)(2) defines investment securities in such a manner that interests in a majority owned subsidiary that is not an investment company are not investment securities (except where such subsidiary is a private fund that must rely on Sections 3(c)(1) or (7) of the Act).  Practitioners often refer to holdings that are not investment securities, government securities or cash items for purposes of the Asset Tests as “good assets” as these assets increase the denominator for such Asset Tests without also increasing the numerator.

9	As the intermediate holding company is wholly-owned by SPH, wholly-owns WebBank and includes no other assets, it has been disregarded for purposes of our discussion herein.

10
In particular, from August 31, 1998, until July 14, 2009, SPH: (i) was not described by Section 3(a)(1)(A) of the Act, as SPH was not, did not propose to be, and did not hold itself out as being, primarily engaged in the business of investing, reinvesting or trading in securities (SPH owned or held its interests in WebBank but did not invest, reinvest or trade in them); (ii) was not described by Section 3(a)(1)(B) of the Act, as SPH had never issued, nor ever proposed to issue, face amount certificates of the installment type; and (iii) was not described by Section 3(a)(1)(C) of the Act, as SPH neither held nor proposed to acquire a significant amount of “investment securities”.

2.	Beginning in Late 2008, Steel Partners II Faced Unusually Large Redemption Requests and Proposed a Restructuring Involving SPH

Prior to December of 2008, Steel Partners II owned 85% of SPH.  Due to the general market disruptions in 2008 and early 2009, Steel Partners II was faced with substantial redemption requests for December 31, 2008, and thereafter.  Due to the nature of many of its holdings,11 Steel Partners II temporarily suspended redemptions to assure that all investors were treated fairly and equally.

With the goal of finding an appropriate solution to meet the redemption requests in a manner that would, among other things, promote fair treatment of, and maximize value for, all Steel Partners II investors (including those who had not submitted redemption requests), Steel Partners II considered several options including a liquidation, creation of an SPV, side-pocketing of illiquid investments and making distributions in-kind to investors who wished to redeem.  One such solution involved a restructuring whereby (i) WebFinancial would be converted into a publicly traded partnership (i.e., SPH), (ii) the assets held through SP II LP (the “SP II LP Assets”) would be contributed to the publicly traded partnership and (iii) the interests in the publicly traded partnership would be distributed, pro rata, to the Steel Partners II investors (the “Initial Proposal”).12  This solution would have provided SPH with significant interests in a variety of operating businesses in addition to WebBank.

3.	Steel Partners II Revised Its Restructuring Plan

In response to suggestions by its investors, Steel Partners II determined to amend the Initial Proposal.13  A revised plan was developed under which all Steel Partners II investors would be redeemed in full in such a manner that, effectively, each Steel Partners II investor would receive their SP II Distribution and would have the option to either: (i) receive common units of SPH in exchange for the effective contribution of their SP II Distribution to SPH (“Option A”); or (ii) retain possession of their SP II Distribution (“Option B”) (the “Revised Plan”).  Steel Partners II and SPH entered into an exchange agreement, dated as of June 29, 2009, reflecting the terms of the Revised Plan (the “Amended Agreement”).14

11	In addition to SPH, Steel Partners II held significant interests in various operating businesses, many of which were relatively or completely illiquid.

12
SPH and Steel Partners II codified the Initial Proposal in an agreement dated January 1, 2009 (the “Preliminary Agreement”).  Notably this agreement included an unwind mechanism that provided that (i) Steel Partners II retained the right to unwind the transaction, at its sole discretion, at any time until June 30, 2009; and (ii) upon an unwind, all parties would be restored to the exact position they were in immediately prior to entering into the agreement.  However, the Preliminary Agreement did not provide any mechanism to enable investors to have any option other than receiving an interest in SPH in full withdrawal from Steel Partners II.  The unwind mechanism was included in the Preliminary Agreement to enable Steel Partners II to be able to withdraw the Initial Proposal if it so determined after subsequent discussions with its investors.

13
During this time, Steel Partners II and SPH were subject to lawsuits in Delaware and the Cayman Islands seeking, among other things, to enjoin any proposed restructuring and compel the liquidation of Steel Partners II.  During the litigation, Steel Partners II and SPH were bound by a Court Order to provide advance notice to the Court and the plaintiffs of any transfer of the SP II LP Assets outside the ordinary course of business for as long as the plaintiffs’ injunction request remained pending.  The Delaware litigation was ultimately withdrawn and Steel Partners II prevailed in the Cayman Islands suit for liquidation.

14
As noted above, the unwind period set forth in the Preliminary Agreement would, absent the Amended Agreement, have expired on June 30, 2009.  However, because the Delaware appeal remained pending until July 14, 2009, the possibility remained that a full unwind would be necessary.  For this reason, the Amended Agreement also provided for an unwind period (to expire on August 31, 2009) which, unlike the Preliminary Agreement, also allowed for a partial unwind (i.e., as to only those SP II LP Assets that were not related to the Option A investors’ contribution to SPH).  This enabled Steel Partners II to determine if and when to implement the Revised Plan and to implement the type of redemption payment selected by each investor.

Steel Partners II and SPH began to effect transactions designed to (i) promote SPH’s compliance with the Asset Tests and (ii) effectuate the Revised Plan.  First, on July 14, 2009, SPH acquired from SP II LP, for cash, interests in: (i) a majority owned operating subsidiary; and (ii) certain primarily controlled companies (the “Pre-Exchange Transfer”).  The purpose of the Pre-Exchange Transfer was to, among other things, assure that SPH would control these entities.  Then, effective as of July 15, 2009, those Steel Partners II investors electing Option A received SPH units in exchange for the contribution of their SP II Distribution to SPH (the “In-Kind Contributions” and, together with the Pre-Exchange Transfer, the “Implementing Transactions”) and those investors electing Option B took physical receipt of their SP II Distribution in-kind.15

4.	Effect of the Implementing Transactions on SPH

The Implementing Transactions were expected to assist SPH in diversifying from a company engaged solely in the business of banking to one that would be active in a number of different business lines, which may include manufacturing, insurance, defense, real estate, food service and others in addition to banking.  Such transactions resulted in SPH receiving a significant amount of securities and cash from Steel Partners II and the Steel Partners II investors who elected Option A receiving interests in SPH in exchange for their SP II Distributions.16  Interests acquired through the Implementing Transactions included: (i) majority interests in an operating company; (ii) minority, but controlling, interests in operating companies; (iii) non-controlling interests in operating companies, but which were strategically significant and might afford the opportunity for the acquisition of additional interests with a view to achieving a control or majority ownership position; (iv) interests (of varying significance) in companies that are not currently conducting significant business activities but which hold substantial cash and/or net operating losses (“NOLs”) and which, therefore, may be useful in acquiring operating businesses; (v) other securities issued by any of the foregoing companies; and (vi) other securities or assets.

Although the Implementing Transactions were clearly in furtherance of SPH’s engagement as a global diversified holding company, the resulting changes in SPH’s asset composition were such that SPH could no longer conclude that it was outside the definition of an investment company or able to rely on an exception from that definition other than the non-exclusive safe harbor provided by Rule 3a-2.

5.	SPH Commenced its Rule 3a-2 Period on July 14, 2009

The Commission has stated that the Rule 3a-2 Period “should be measured from the time an issuer has the characteristics which would cause it to be defined as an investment company.”17 SPH did not take on the characteristics of an investment company until the execution of the Pre-Exchange Transfer on July 14, 2009, when: (i) it acquired investment securities in excess of forty percent of its unconsolidated, adjusted total assets; and (ii) banking was no longer its primary business.18

15
The discussion herein reflects the substance of the Initial Proposal, the Revised Plan and related transactions.  Certain aspects of the form of the related transactions were designed to reduce administrative time and expense, to achieve certain favorable tax consequences and to provide the ability to adjust the terms of the transaction if Steel Partners II deemed appropriate in response to discussions with investors about the proposed transaction.  These included facilitating the transfer of the Option A investors’ pro rata share of the SP II LP Assets to SPH and the distribution to each Option A investor or an appropriate number of SPH units, in lieu of physical transfer of the SP II LP Assets to each Option A investor and a subsequent contribution of such assets to SPH.  This approach avoided unnecessary transfers and potential adverse tax consequences for Option A investors.  Additionally, certain illiquid positions that were inappropriate for in-kind distribution directly to investors were placed in a liquidating trust (the “Liquidating Trust”) in which investors received a pro rata beneficial interest.

16
The Implementing Transactions also provided SPH with additional capital, giving WebBank enhanced capital support from its parent and SPH’s expected registration and increased market capitalization would provide greater liquidity to its investors.

17
3a-2 Adopting Release at *7.  Strict application of the language of Rule 3a-2(b) to issuers that rely, directly or indirectly, on one of the Section 3(c) exceptions or on certain exceptions provided by rules under Section 3 could result in an inability of such issuers to rely on Rule 3a-2 when transitioning to either an operating business or another excepted business.  Consistent with the 3a-2 Adopting Release, Staff guidance has recognized this and provided that the Rule 3a-2 Period commences once the issuer can no longer rely on its current exception from investment company status.  See, e.g., OnePoint Communications Corp. and OnePoint Communications, LLC (pub. avail. Jun. 12, 1998) (“OnePoint”) (indicating that, when a company is in transition from an excepted business, Rule 3a-2’s one year period commences when it can no longer rely on the exception).  See also Medidentic Mortgage Investors, Inc. (pub. avail. May, 23, 1984) (“Medidentic”) (transition to a Section 3(c)(5)(C) engagement).

18
Because Section 3(c)(6) of the Act provides a complete exception from the definitions of an investment company under Section 3(a)(1) of the Act, SPH could not have had the characteristics of an investment company until it no longer met the terms of Section 3(c)(6) of the Act.

B.	SPH’s Activities Since Invoking Rule 3a-2

SPH’s business activities since invoking Rule 3a-2 clearly evidence its intent to become engaged in a non-investment business, as a diversified holding company, whose assets and activities are outside the scope of the Act.  Specifically, SPH has taken and continues to take deliberate action to change its mix of assets so that either: (i) at least 60% of SPH’s unconsolidated, adjusted total assets will consist of non-securities assets and interests in majority owned subsidiaries that are not investment companies or “Private Funds” (i.e., companies relying on either Section 3(c)(1) of the Act or Section 3(c)(7) of the Act); or (ii) at least 55% of SPH’s adjusted total assets will consist of non-securities assets and securities of primarily controlled and majority owned companies, as described in Rule 3a-1(a)(3) and (4).19  Thereafter, SPH will continue to engage primarily in a business other than investing, reinvesting, owning, holding or trading in securities.

1.	SPH is Focused on Establishing and Increasing Control Positions in Operating Businesses and Reducing Holdings that are not in Furtherance of its Diversified Holding Company Business

SPH’s current assets reflect the efforts it has undertaken and continues to undertake to transition to an engagement as a diversified global holding company.20  Although SPH has been able to exercise actual control over the businesses of certain SPH Companies in the absence of a voting control position, SPH recognizes that whether it passes either of the Asset Tests will depend on its ability to maintain ownership of the requisite percentage of the SPH Company’s voting securities.21

19
As noted above, the Staff has interpreted Rule 3a-2 to apply to circumstances where an issuer had, prior to invoking Rule 3a-2, been excepted from the Act rather than engaged in a non-investment business, and/or where the issuer’s intent is to transition into an excepted business.  See, supra, note 17.

20
Although SPH does not concede that its current inability to conform to the Asset Tests is dispositive of its status under the Act, SPH recognizes that maintaining the status quo as to its non-controlling positions in certain of the SPH Companies (as well as certain other investments) likely would prevent SPH from achieving the level of certainty as to its status necessary to complete its transition.

21
Under the Act, a subsidiary is majority owned if the parent, directly or indirectly, owns at least 50% of the outstanding voting securities of the subsidiary and a subsidiary is presumed to be controlled by the parent if the parent, directly or indirectly, owns more than 25% of the subsidiary’s outstanding voting securities.  Sections 2(a)(24) and 2(a)(9), respectively, of the Act.  A person has primary control over a controlled company when no other person has a greater degree of control over the company.  See, e.g., Health Communications Services, Inc. (pub. avail. Apr. 26, 1985) (“HCS”).  In the 3a-1 Proposing Release, the SEC justified the “primarily control” standard on the basis that the “Act . . . infer[s] that a company actually does business ‘through’ any company of which it is majority owner.  The proposed rule’s requirement that companies which are not majority owned be “controlled primarily” by an issuer which does business ‘through’ the company provides an identical standard.”  3a-1 Proposing Release, supra note 4, at *11.

As such, SPH has developed and continues to implement a transition plan to bring itself into compliance with one or both of the Asset Tests through a combination of: (i) establishing, maintaining or increasing majority ownership or primary control positions in companies engaged in non-investment company or excepted businesses (“Operating Businesses”); (ii) establishing, maintaining or increasing majority ownership or primary control positions in companies that are well positioned to acquire Operating Businesses through merger or acquisition due to current cash and/or NOL positions (“Acquisition Vehicles”); and (iii) decreasing or eliminating holdings in investment vehicles or companies whose lines of business are not in furtherance of SPH’s objectives as a diversified holding company (or where SPH determines that it will be unable to reach primary control) and deploying those proceeds in Operating Businesses directly and/or through Acquisition Vehicles that will be used to acquire Operating Businesses.

Once SPH achieves majority ownership or primary control of an SPH Company, SPH generally expects to retain (or further increase) its stake with a view towards long-term ownership and recognizing value by doing business through the SPH Company.22  Consistent with SPH’s expectation that it will hold interests in an SPH Company indefinitely, SPH is never a passive holder of interests in an SPH Company and its Commission filings with regard to its ownership positions clearly reflect this fact.  Rather, SPH exercises (and expects to continue to exercise) control of SPH Companies both through its ownership of voting interests in such SPH Companies and through a variety of other means.23  For example, SPH personnel have extensive experience in a variety of industries including, without limitation, manufacturing and financial services and often serve as directors (in many cases comprising more than 25% of the board and/or serving as chairman of the board) or as principal officers of SPH Companies (including, in several cases, as the Chief Executive Officer (“CEO”) of an SPH Company).  SPH may also take an “activist” posture to influence the management of SPH Companies in which it does not have a majority stake.

22
Although SPH expects that most of the SPH Companies will be held long-term as operating businesses, SPH recognizes that, from time to time, it may be necessary or appropriate to divest a line of business which is non-performing, inconsistent with SPH’s objectives as a diversified holding company or which requires significant management time or capital to make the company profitable.  Nevertheless, SPH does not expect to acquire companies in order to profit from the subsequent sale of those companies’ securities.  As such, SPH is not and will not be a “special situations investment company” which would be unable to rely on Rule 3a-1.  Rule 3a-1(b).  See 3a-1 Proposing Release, supra note 4, at *8 (citing Frobisher Limited, 27 SEC 944, at 950 (1948) and Bankers Securities Corporation, 15 SEC 695 (1944), aff’d, 146 F.2d 88 (3d Cir. 1944)).  While the statutory basis for this position is not stated in the 3a-1 Proposing Release, it is possible that it is based on the view that such a company would seem to be directly and primarily engaged in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A) of the 1940 Act.  As such, the prohibition on acting as a special situations investment company was not intended to preclude a diversified holding company from relying on the rule, as the SEC clearly distinguished the holding company business from that of the special situations investment company, noting that, unlike a special situations company, “a holding company generally secures control of other companies primarily for the purpose of engaging in the other companies' line of business.”  Rule 3a-1 Proposing Release at *8.  See also United Stores Corp., Rel. No. IC-314, (Feb. 13, 1942) (finding an issuer that exchanged its holdings in cigar stores for controlling interest in variety stores not to be a special situations investment company as it did so with the intention to engage in the variety store business, rather than to quickly re-sell its interests in the variety stores to profit off appreciation in their value); Entrepreneurial Assistance Group (pub. avail. Dec. 5, 1974) (“EAG”) (finding that the issuer entered into management, employment or agency contracts with its subsidiaries for at least two years to be an indication that the issuer was looking to engage in the business of its subsidiaries).

23
With respect to some SPH Companies, SPH does not currently hold a sufficient amount of voting securities to meet the statutory presumption.  Nevertheless, SPH exercises a level of actual control over such SPH Company that is (i) consistent with doing business ‘through’ such company; and (ii) is greater than that exercised by any other stakeholder.  For example, as noted below, SPH Companies often include as officers or directors related persons of SPH under the terms of SPH’s investment or otherwise, even where SPH owns less than 25% of the voting interests in an SPH Company.  In these cases, SPH submits that its power to exercise a controlling influence over the management and policies of the SPH Company would be sufficient to rebut the non-control presumption set forth in Section 2(a)(9) of the Act.

SPH and its related persons also provide significant administrative and/or support services to many of the SPH Companies.  Consistent with its desire that SPH investors benefit from the diversified holding company structure, SPH constantly seeks additional means to reduce costs and to encourage integration of operations and the building of business relationships among the SPH Companies.  SPH considers possible synergies and economies of scale in operating and/or making determinations to acquire or dispose of SPH Companies.  Similarly, SPH Companies may be able to achieve efficiencies through consolidated purchasing and materials sourcing.  To promote these efficiencies, the Steel Partners Purchasing Council (the “SPPC”) arranges shared purchasing programs.  The SPPC is already reducing costs for, and providing other benefits to, a number of the SPH Companies described below.  Operational costs are and may be further reduced for SPH Companies by the implementation of Steel Partners Operational Excellence Programs.  Reductions in corporate overhead are also achieved by centralization of certain administrative and corporate services through Steel Partners Corporate Services (“SPCS”).24  SPH expects that its active involvement with the SPH Companies, whether through its power or ability to appoint officers and directors of SPH Companies, the implementation of the programs described above or otherwise, will be ongoing.

2.	SPH’s Business Activities and Transition Planning Demonstrate its Intent to Conform to the Act’s Asset Tests within the Period for which Relief has been Requested

In furtherance of its transition planning, since July of 2009, SPH has made significant progress towards passing one or both of the Asset Tests by increasing its holdings in wholly-owned, majority owned and primarily controlled companies, by turning “bad” assets into “good” assets through acquisition of additional interests giving SPH majority ownership or primary control of SPH Companies and by significantly decreasing its holdings in companies through which it does not intend to engage or continue to engage in a non-investment company business, as described in more detail below.25

In the course of its transition planning, SPH has categorized its holdings based on SPH’s officers’ view of whether or not such holding represents a business that SPH intends to engage in through its ownership of interests in the relevant issuer.  SPH’s officers’ views as to whether a holding is or will continue as an SPH Company (i.e., one in whose business SPH intends to engage through majority ownership or primary control of the company) may be based upon, among other things: (i) whether that business is consistent with SPH’s goals as a global diversified holding company; (ii) whether SPH has the necessary resources to actively engage in a particular business through such company; (iii) whether SPH has, or has reasonable access to, sufficient capital resources in order to complete transactions necessary to effectuate its intention;26 and (iv) whether applicable constraints on SPH’s ability to execute such transactions would prevent SPH from expeditiously completing its transition.

24	These programs also provide SPH with an additional measure of control over the SPH Companies and are one of the ways in which SPH engages in business through the SPH Companies.

25
SPH has provided certain supplemental material to the SEC in connection with this Application (the “Supplemental Material”).  Because the Supplemental Material includes confidential, non-public information about SPH’s business, SPH has requested confidential treatment for the Supplemental Material in accordance with Section 45(a) of the Act.

26
Capital for such acquisitions is expected to be obtained through, among other things, (i) use of cash on hand at SPH or an SPH Company – particularly, those SPH Companies identified as Acquisition Vehicles due to such SPH Company’s cash holdings and/or NOLs; (ii) raising additional capital through the issuance of additional equity or debt securities by SPH or an SPH Company; (iii) use of SPH units or shares of an SPH Company as “transaction currency” to acquire such interests through an exchange offer or merger (which also may be a means through which SPH may take advantage of its holdings of Acquisition Vehicles); (iv) borrowings; (v) cash obtained through distributions from the Liquidating Trust; and (v) sales of SPH holdings that are not intended to be SPH Companies and, thus, represent a ready source of capital for acquisitions to the extent such holdings can be readily liquidated consistent with applicable legal or regulatory restrictions such as blackout periods and without incurring adverse tax consequences.  Because the Act imposes severe consequences on improperly unregistered investment companies, including that contracts made by such companies are voidable unless enforcement of such contracts would be more equitable than non-enforcement, counterparties, underwriters and others require certainty as to a company’s status under the Act in order to engage in certain of the very types of transactions necessary for SPH to complete its transition including, for example, borrowings, issuances of securities and business combination transactions may require an opinion of counsel that SPH is not required to be registered as an investment company under the Act.  The relief requested herein has, therefore, become a necessary component of SPH’s transition planning.

Based on these factors, SPH’s officers have established, and included as a part of their transition planning, SPH’s intentions as to each of SPH’s current holdings.  As a general matter, SPH intends to: (i) maintain or increase interests in SPH Companies that are, as of June 30, 2010, majority owned or primarily controlled by SPH (the “Current Majority Holdings” and the “Current Primarily Controlled Holdings”, respectively); (ii) increase interests in SPH Companies that are not, as of June 30, 2010, majority owned subsidiaries (but which, in several but not all cases, are primarily controlled companies) so that such SPH Companies will become majority owned subsidiaries of SPH (each such SPH Company, an “Intended Majority Holding”); (iii) increase interests in SPH Companies that are not, as of June 30, 2010, primarily controlled companies so that SPH will primarily control such SPH Companies (each such SPH Company, an “Intended Primarily Controlled Holding”); and (iv) dispose of interests in holdings that were not, or are no longer, intended to become or continue to be SPH Companies (each such holding, a “To Be Disposed Holding”).27  As demonstrated below, if we were to assume that, applying the June 30, 2010 values for each of SPH’s actual holdings, to a scenario where SPH instead: (i) holds majority interests in all Current and Intended Majority Holdings; (ii) primarily controls (or owns a majority interest in) all Current and Intended Primarily Controlled Holdings (except those that are Intended Majority Holdings); and (iii) has disposed of all To Be Disposed Holdings (except for the To Be Disposed of Holdings that SPH’s officers do not believe can be disposed of prior to the end of the period for which relief has been requested (the “Remaining To Be Disposed Holdings”)) and invests the related distribution proceeds in government securities or cash items, SPH would pass both of the Asset Tests.

In assessing the reasonableness of SPH’s transition planning, the efforts that SPH’s officers have undertaken in implementing transactions necessary or appropriate to effectuate the intended transition (including overall progress to conformity with the Asset Tests and progress within each category of assets) and the likelihood that SPH will, within the period for which relief is requested, complete its transition to conformity with the Asset Tests, the Commission may find it useful to review the following chart (the “Chart”) which summarizes SPH’s holdings as relevant to, and the results of, each of the Asset Tests, in each case as of July 15, 2009, and June 30, 2010, respectively, and based on certain assumptions set forth in notes below the Chart:

27
As discussed in note 28, below, it is unlikely that SPH will be able to effectuate all of its intentions, so SPH has developed its intentions such that SPH’s position under the Asset Tests is not dependent on SPH’s ability to effectuate each intention.  Rather, these intentions are intended to guide SPH’s officers in prioritizing transactions so as to achieve conformity with the Asset Tests in a manner that is best suited to SPH’s business objectives as a global diversified holding company.  SPH’s officers continue to re-examine these intentions, which may change based on, among other things, general market factors and factors specific to SPH or an SPH Company, including progress made as to SPH’s intentions for one or more other SPH Companies.  For example, SPH may currently intend to acquire majority ownership of a particular SPH Company but find that a primary control interest is, in fact, sufficient to allow SPH to engage in that SPH Company’s business.  In such a case, SPH’s officers may determine to abandon or delay acquisition of additional interests in that SPH Company in order to concentrate on acquisitions of another SPH Company for which primary control has not yet been reached or as to which SPH’s officers determine that majority ownership is necessary in order to achieve SPH’s business objectives.

Section 3(a)(1)(C) Asset Test	2009 Actual(1)	2009 Adjusted(2)	2010 Actual(3)	2010 Projected(4)
Majority owned	$11,024,396	$101,798,899	$99,263,368	$243,183,631
Bad Assets	$426,676,661	$335,902,158	$341,416,304	$112,470,277
Adjusted Total Assets*	$437,701,057	$437,701,057	$440,679,672	$355,653,908
Forty Percent Test	2.5%	23.3%	22.5%	68.4%

Rule 3a-1 Asset Test	2009 Actual(1)	2009 Adjusted(2)	2010 Actual(3)	2010 Projected(4)
Majority owned	$11,024,396	$101,798,899	$99,263,368	$243,183,631
Primarily Controlled	$60,902,121	$75,589,711	$124,435,847	$100,318,762
Bad Assets	$365,774,540	$260,312,447	$216,980,457	$12,151,515
Adjusted Total Assets*	$437,701,057	$437,701,057	$440,679,672	$355,653,908
Forty Five Percent Test	16.4%	40.5%	50.8%	96.6%
(1)	This column reflects SPH’s actual assets on July 15, 2009, adjusted only as necessary to apply the Asset Tests (i.e., unconsolidated and exclusive of cash and government securities).
(2)
This column reflects SPH’s actual assets on July 15, 2009, however, the categorization of such assets as majority owned or primary controlled has been adjusted as follows: (i) the former includes both Current and Intended Majority Holdings; and (ii) the latter includes both and Current and Intended Primarily Controlled Holdings (with the former reduced by the value of any Current Primarily Controlled Holding that is an Intended Majority Holding) and the percentages represent what SPH’s position under the Asset Tests would have been on July 15, 2009, as so adjusted.

(3)	This column reflects SPH’s actual assets on June 30, 2010, adjusted only as necessary to apply the Asset Tests (i.e., unconsolidated and exclusive of cash and government securities).
(4)
This column projects the intended results of SPH’s transition planning by making the following adjustments to SPH’s actual assets on June 30, 2010: (i) the placement of such assets in the rows labeled majority owned and primarily controlled have been adjusted as follows: (a) the former includes both Current and Intended Majority Holdings; and (b) the latter includes both and Current and Intended Primarily Controlled Holdings (with a secondary adjustment identical to that used above to avoid double counting certain assets) and (ii) adjusted total assets have been reduced to reflect SPH’s total assets as if SPH had sold, on or before June 30, 2010, each of the To Be Disposed Holdings that SPH believes can be disposed of during the period for which relief has been requested, and held the proceeds of such sales exclusively in cash and/or government securities. 28

*
From time to time, SPH uses options associated with a To Be Disposed Holding or in connection with a disposition, as part of the exit process.  SPH’s option positions, as of June 30, 2010, are of de minimis value.

The foregoing Chart demonstrates: (i) SPH’s absolute progress in moving towards conformity with the Asset Tests through comparison of the first and third columns; (ii) the effect of transactions by which SPH acquired additional interests in SPH Companies within a category (e.g., majority owned subsidiaries or primarily controlled companies) through comparison of the first and second columns with the third and fourth columns; and (iii) SPH’s clear intention to operate as a diversified holding company, by comparing the first and third columns to the second and fourth columns and by comparing the “bad assets” values in the first column and third column with those in the second column and fourth column, respectively.29 The discussion which follows describes in greater detail, including through a discussion of some of the types of transactions effected by SPH during the Rule 3a-2 Period, SPH’s efforts to come into compliance with the Asset Tests.  Given the sincerity of these efforts, the progress made to date and the likelihood that SPH, if it continues on the course it has set, will (at a minimum)30 conform to the Forty Five Percent Test on or before the end of the period for which relief is requested herein, SPH submits that its request for additional time to continue the ongoing effort to come into conformity with the Asset Tests is consistent with the policies and purposes of the Act, including the protection of SPH’s unitholders and investors at large.

28
This set of assumptions would, in fact, understate SPH’s position with respect to the Asset Tests if it actually would have been able to effectuate all of its intentions, because acquiring majority ownership or primary control would require acquisition of additional interests, it is likely that the total value attributable to such interests would exceed (in some cases significantly) the values presented here, even without giving effect to intended dispositions of To Be Disposed Holdings – all of which are “bad assets” for purposes of the Asset Tests..  However, SPH recognizes that it likely will not be possible, and this analysis demonstrates that it is not necessary, for SPH to effectuate its intention with respect to each holding.

29
The comparison of actual to adjusted bad assets indicates the amount of SPH’s Bad Assets that are being held for operating (rather than investment purposes) in that “adjusted” Bad Assets eliminates amounts attributable to holdings in Intended Majority or Primarily Controlled Holdings.

30
SPH has designed its transition planning to provide an appropriate cushion should existing constraints continue to frustrate or delay SPH’s efforts to effect necessary transactions or should exigent circumstances beyond SPH’s control thwart its ability to fulfill its intentions with respect to particular holdings.

a.	Since relying on Rule 3a-2, SPH has Acquired or Increased its Majority or Primary Control Interests in a Number of SPH Companies.

As noted above, SPH’s transition planning includes the acquisition of interests in current holdings that are majority owned subsidiaries or controlled companies as well as the acquisition of interests in holdings (or the acquisition of new holdings) that, through such acquisitions, will become majority owned subsidiaries or controlled companies of SPH.  An overview, by “category” (i.e., majority owned, primarily controlled or intend to dispose) of these transactions and their effect on SPH’s position under the Asset Tests is provided below.

i.	Majority Owned Subsidiaries

SPH has, since July 15, 2009: (i) contributed additional capital to WebBank, its wholly-owned subsidiary; (ii) conducted open market purchases of an additional 30% of the outstanding common shares of BNS Holding (“BNS”), an existing majority owned subsidiary;31 and (iii) conducted open market purchases of an additional 18.7% of the outstanding common shares of WHX Corp. (“WHX”), converting WHX from a primarily controlled company to a majority owned subsidiary.32  Through these transactions (and after giving effect to net changes in market values during the Rule 3a-2 Period), the total value of SPH’s interests in majority owned subsidiaries has increased from approximately $11.0 million (or 2.5% of adjusted total assets) on July 15, 2009, to approximately $99.3 million (or 22.5% of adjusted total assets) on June 30, 2010.

ii.	Primarily Controlled Companies

SPH has, since July 15, 2009: (i) conducted open market purchases of an additional 16.7% of the outstanding common shares of ADPT Corp. and an additional 20.0% of the outstanding common shares of Del Global, thereby acquiring primary control of each;33 (ii) supported and expects to acquire interests through a recently announced rights offering by Del Global;34 (iii) conducted open market and private purchases of an additional 21.3% of the outstanding common shares of CoSine, an existing primarily controlled SPH Company; and (iv) conducted open market purchases of an additional 9.4% of the outstanding common shares of JPS Industries, an existing primarily controlled SPH Company.  Through these transactions, (and after giving effect to net changes in market values during the Rule 3a-2 Period), SPH has more than doubled the total value of its interests in primarily controlled companies from approximately $60.9 million (or 13.9% of adjusted total assets) on July 15, 2009, to approximately $124.4 million (or 28.2% of adjusted total assets) as of June 30, 2010. 35

31	On July 15, 2009, SPH owned 50.4% of BNS’s common shares.

32
On July 15, 2009, SPH owned 32.8% of WHX’s common shares.  As demonstrated by the Chart on page 12 of this Application, conversion of an SPH Company from a primarily controlled company to a majority owned subsidiary can significantly improve SPH’s position under the Forty Percent Test as, (i) pre-conversion, SPH’s interests in such an SPH Company are treated as “bad assets” while, (ii) post-conversion, SPH’s interests in that SPH Company are treated as “good assets.”  A similar effect exists for purposes of the Forty Five Percent Test when SPH obtains primary control over an SPH Company that was not previously a majority owned subsidiary or a primarily controlled company.  For this reason, and because an increase in the level of control over an SPH Company may improve SPH’s ability to engage in relevant business lines through the SPH Company, SPH’s transition planning has sought to identify opportunities to acquire increased levels of control over SPH Companies.   SPH has, during the Rule 3a-2 Period (i.e., since July 15, 2009), acquired significant additional interests in other SPH Companies that have been identified by SPH as Intended Majority Holdings.

33
As discussed in note 33, above, such conversions can have a significant effect on SPH’s position under the Forty Five Percent Test.  SPH has, during the Rule 3a-2 Period, acquired significant additional interests in other SPH Companies that have been identified by SPH as Intended Primarily Controlled Holdings.

34
Disclosure materials that Del Global has filed with the Commission, state that SPH intends to oversubscribe to the rights offering and that SPH’s participation in the rights offering “may result in [SPH] being able to exercise substantial control over” Del Global.  See, Amendment No. 1 to Del Global’s Registration Statement on Form S-1, filed June 18, 2010, available at http://www.sec.gov/Archives/edgar/data/27748/000119312510142353/ds1a.htm (the “Del Global S-1”).  SPH expects that, upon completion of these transactions, Del Global will become a majority owned subsidiary of SPH.

35
SPH believes that its efforts to increase its interests in primarily controlled companies are better represented by comparing its positions in primarily controlled companies exclusive of its interests in WHX on July 15, 2009, with such positions on June 30, 2010.  On that basis, SPH’s interests in such primarily controlled companies have increased nearly six-fold – from approximately $21.7 million (5.0% of adjusted total assets) to approximately $124.4 million (28.2% of adjusted total assets), during the Rule 3a-2 Period.

b.	Since Relying on Rule 3a-2, SPH has Significantly Decreased or Liquidated its Interests in a Number of Holdings that are not Intended to be SPH Companies.

In addition to acquiring additional interests in various SPH Companies, SPH has sought to bring itself into conformity with the Asset Tests by reducing its holdings in issuers that are not intended to be SPH Companies (“To Be Disposed Holdings”).  On July 15, 2009, SPH’s To Be Disposed Holdings had a total value of approximately $260.3 million (59.5% of SPH’s adjusted total assets as of July 15, 2009); as of June 30, 2010, SPH has more than halved its To Be Disposed Holdings to approximately $97.2 million (22.1% of SPH’s adjusted total assets as of June 30, 2010).  SPH has (i) completely liquidated positions that had a value of approximately $107.3 million (24.5% of SPH’s adjusted total assets) on July 15, 2009,36 and (ii) sold portions of other positions such that the value of SPH’s To Be Disposed Holdings (exclusive of positions that have been completely liquidated) have decreased from approximately $153.0 million (35.0% of adjusted total assets) on July 15, 2009, to approximately $97.2 million (22.1% of adjusted total assets) on June 30, 2010.

c.	SPH’s Position under the Asset Tests as of June 30, 2010

As noted in the Chart, after giving effect to the transactions referenced above, and based on values and holdings as of June 30, 2010, 22.5% of SPH’s adjusted total assets consist of interests in majority owned subsidiaries that are neither investment companies nor Private Funds (and, thus, are “good assets” for purposes of both Asset Tests).  Taken together with SPH’s holdings of interests in primarily controlled companies through which SPH engages in a non-investment company business, as of June 30, 2010, 50.8% of SPH’s adjusted total assets are “good assets” for purposes of the Forty Five Percent Test.  By comparison, on July 15, 2009, only 2.5% of SPH’s adjusted total assets were “good assets” for purposes of the Forty Percent Test and only 16.4% of SPH’s adjusted total assets were “good assets” for purposes of the Forty Five Percent Test.

36	This includes the disposition of positions held directly though open market sales and the liquidation of two of the nine series of the Liquidating Trust.

d.	During the Period for which Relief is Requested, SPH will Continue to Take Steps to Come into Conformity with the Asset Tests

SPH’s transition planning, which includes the identification of a specific intention for each current holding, should, if fully executed during the period for which relief is requested, result in SPH conforming to the Forty Percent Test at or prior to the conclusion of the period for which relief is requested.  However, certain of the constraints which have prevented SPH from conforming to the Asset Tests by the conclusion of the Rule 3a-2 Period  (e.g., unstable market conditions, illiquidity or scarcity of certain securities and impediments or delays resulting tax, corporate or securities laws) will continue to apply.  Additionally, proceeds from dispositions of SPH’s To Be Disposed Holdings may not be sufficient to fully fund desired acquisitions.  However, SPH recognizes that it can conform to the Asset Tests even if it is unable to complete all aspects of its transition planning and SPH’s officers have, based on their review of current holdings and related restraints, concluded that SPH can execute transactions sufficient to bring SPH into conformity with the Forty Five Percent Test by July 14, 2011.

i.	Further Acquisitions

SPH’s transition planning37 contemplates potential or intended acquisitions of additional interests in some or all of the SPH Companies.  In particular, SPH has identified several current SPH Companies in which it currently intends to seek majority ownership (i.e., the Intended Majority Holdings) and several other SPH Companies in which it currently intends to seek primary control (i.e., the Intended Primarily Controlled Holdings).38   SPH is working to acquire additional interests to achieve majority ownership or primary control, subject to certain constraints, in the Intended Majority and Primary Control Holdings.  In some cases where SPH does not currently have, but intends to acquire, a majority ownership or primary control stake, as applicable, in an SPH Company, such acquisitions may appear to put SPH further from its goal of passing the relevant Asset Tests until the requisite threshold ownership is attained.39  Nonetheless, as SPH submits that, given the nature of Rule 3a-2 and this request for relief, such transactions are in furtherance of SPH’s transition.

37
While the analyses presented here do not specifically address such circumstances, as it would be unwise to speculate on the value of such a holding, SPH may, in the course of its transition planning, contemplate acquisition of an entirely new SPH Company (i.e., an entity in which SPH does not currently have a position).  SPH may use any of a variety of techniques in making new acquisitions, including establishing a toe hold position to learn more about the businesses engaged in by a potential new SPH Company before committing.  This method of acquisition may lead to a temporary increase in the amount of bad assets, however, even when SPH determines not to proceed with a potential acquisition, and subsequently sells the toe hold position, such activity differs from a speculative investment.  In fact, a number of the liquidated or To Be Disposed Holdings, are former toe hold positions that have not yet been fully liquidated.  Similarly, while SPH generally purchases and holds interests in SPH Companies for the long term in order to engage in the business(es) of such SPH Companies, as stated in note 7, above, SPH may determine to exit from an SPH Company, including one which was a majority owned or primarily controlled.

38
As noted above, SPH has already increased its total positions in primarily controlled SPH Companies from 13.91% of adjusted total assets as of July 15, 2009, to 28.2% of adjusted total assets as of June 30, 2010.  However, as noted above, during the Rule 3a-2 Period , SPH acquired additional interests in WHX such that WHX became a majority owned subsidiary during the Rule 3a-2 Period .  As a result, a more apt comparison may be had by excluding WHX from the July 2009 primarily controlled holdings and, instead, including it among SPH’s July 2009 majority owned subsidiaries.  As so adjusted, SPH has increased the percentage of its adjusted total assets that are attributable to primarily controlled companies almost six-fold.  If SPH’s majority owned subsidiaries are included, SPH has nearly tripled its Forty Five Percent Test “good assets” from 16.4% of adjusted total assets to 50.8% of adjusted total assets during the Rule 3a-2 Period.

39
As of June 30, 2010, SPH’s holdings in SPH Companies in which SPH either owns or intends to acquire interests conferring at least primary control total approximately $343.5 million, constituting 78.0% of SPH’s adjusted total assets (as compared to $177.4 million and 40.5%, respectively, as of July 15, 2009) and SPH’s holdings in SPH Companies which are or are intended to be majority owned subsidiaries total approximately $243.2 million or 55.2% of adjusted total assets (as compared to $101.8 million or 23.3%, respectively, as of July 15, 2009).

ii.	Further Dispositions

SPH’s transition planning also includes continued disposition of interests in To Be Disposed Companies throughout the period for which relief has been requested and the use the proceeds of such distributions to, among other things, fund the potential acquisitions described above as well as for other purposes consistent with SPH’s engagement as a global diversified holding company.  As noted above, SPH has already reduced the percentage of its adjusted total assets that are To Be Disposed Holdings (including positions that were fully or partially liquidated) from 59.5% on July 15, 2009, to 22.1% on June 30, 2010.40  Currently, no single To Be Disposed Holding constitutes more than a 10.9% interest in any company (with the exception of interests in the Liquidating Trust, itself) nor does any To Be Disposed Holding constitute in excess of 9.2% of SPH’s adjusted total assets.

While SPH intends to dispose of the To Be Disposed Holdings as soon as is reasonably practicable, consistent with its current reliance on Rule 3a-2 and the nature of, and conditions for, the relief requested herein, SPH expects that the amounts and timing of dispositions may be dictated by such constraints as illiquidity, blackout periods related to board participation, tax matters or agreements with an issuer or a co-partner.  Based on SPH’s officers’ consideration of the various constraints associated with the To Be Disposed Holdings and assessment of market conditions, SPH believes that: (i) most of the To Be Disposed Holdings that are constrained only by lack of liquidity may be fully liquidated by the end of 2010; and (ii) most of the To Be Disposed Holdings that are constrained by tax issues and/or blackout periods may be fully liquidated by the end of the first quarter of 2011.

Thus, SPH expects that the vast majority of the To Be Disposed Holdings can be liquidated during the period for which relief has been requested and, absent exigent circumstances, SPH believes that, by the end of the period for which relief has been requested, it will have fully liquidated To Be Disposed Holdings having a value, as of June 30, 2010, of approximately $85.0 million (or approximately 19.3% of adjusted total assets as of June 30, 2010).  Upon completion of these intended dispositions, SPH will have reduced its To Be Disposed Holdings from approximately $260.3 million (59.5% of adjusted total assets) on July 15, 2009, to positions having a value of $12.2 million (2.8% of adjusted total assets), as of June 30, 2010. 41

III.           RELIEF REQUESTED

SPH respectfully requests an order temporarily exempting it from all provisions of the Act during the period from July 14, 2010, to July 14, 2011.42  SPH undertakes that during the period for which an exemption is provided, it will (i) continue to make all deliberate efforts to further establish its business as a global diversified holding company or take other actions to become primarily engaged in another non-investment business and (ii) limit its securities investment activities to those which are non-speculative and intended to further this goal.

40
Changes in market value may favorably or adversely affect SPH’s position under the Asset Tests, independent of any acquisitions or dispositions.  For example, the market value of a To Be Disposed Holdings could have increased at a rate that caused the total value of the interests held by SPH at the end of the Rule 3a-2 Period to be greater than the total value of the interests held by SPH at the beginning of the Rule 3a-2 Period, even though SPH disposed of interests during the Rule 3a-2 Period (e.g., if the price of a security doubles, the total value of SPH’s holdings of that security will increase if SPH did not sell at least half, by number, of its holdings in those securities).

41
The vast majority (approximately 94.0%) of these Remaining To Be Disposed Holdings will be interests in the Liquidating Trust, with a value of approximately $11.4 million (representing approximately 2.6% of adjusted total assets or 11.8% of To Be Disposed Holdings) as of June 30, 2010.

42
While SPH does not concede that it would become subject to the requirements of the Act upon the mere expiration of the one year safe harbor period afforded by Rule 3a-2, SPH believes the relief requested is necessary and appropriate in light of the significant adverse consequences to SPH and its unitholders that could result if SPH were determined to be out of compliance with the Act’s registration provisions.  The SEC has previously granted exemptions from the Act for additional periods following the expiration of an applicant’s 3a-2 safe harbor period.  See, e.g., Firstmark, supra note 5; Completel, supra note 5; Pay-n-Save Inc., Rel. No. IC-17028 (June 23, 1989) (notice) and Rel. No. IC-17078 (July 21, 1989) (order) (“Pay-n-Save”); and Vestar, Inc., Rel. No. IC-16407 (May 19, 1988) (notice) (the “Vestar Notice”) and Rel. No. IC-16433 (June 13, 1988) (order) (the “Vestar Order”).  In certain instances, the timing of an applicant’s request was such that the SEC may not have had sufficient time to grant relief prior to the expiration of the applicant’s Rule 3a-2 Period .  In these circumstances, the SEC has granted relief that related back to a date prior to the issuance of the relevant order.  See, e.g., Pay-n-Save (order granted July 21, 1989, for the period from June 29, 1989, through March 1, 1990); Vestar Notice (temporary order exempting Vestar from all provisions of the Act pursuant to Section 6(c) granted on May 19, 1988, to be effective “during the period from November 12, 1987 until the SEC shall make a final determination on the application”); Vestar Order (final order granted on June 13, 1988, for “the period from November 12, 1987, to . . . November 12, 1988”).

A.	Applicable Law

Section 3(a)(1)(A) of the Act defines the term “investment company” to mean any issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”  Section 3(a)(1)(C) of the Act defines “investment company” as any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”  Generally, any issuer meeting the definition of an investment company is subject to all applicable provisions of the Act and must register with the Commission under Section 8 of the Act, unless it meets the terms and conditions of various exceptions provided by the Act including, but not limited to, those provided in Section 3(c) of the Act, or in rules adopted by the Commission under the Act.

One such rule, Rule 3a-1, provides an exclusion from the definition of an investment company for certain prima facie investment companies “whose asset composition and sources of income would provide conclusive evidence that such companies are not investment companies for purposes of section [3(a)(1)(C)] of the Act.”43  Specifically, notwithstanding Section 3(a)(1)(C) of the Act, Rule 3a-1 deems a company not to be an investment company if, among other things, at least 55% of its adjusted total assets are “good assets”.  In the context of Rule 3a-1, “good assets” include any asset that is not an investment security for purposes of the Forty Percent Test as well as interests in certain “primarily controlled” subsidiaries.44  Section 2(a)(9) of the Act states that there is a presumption of control if a company holds at least 25% of the outstanding voting securities of a subsidiary and a presumption of a lack of control if a company owns less that 25% of the outstanding voting securities of a subsidiary.  Control is primary if “the degree of the issuer’s control is greater than that of any other person.”45

Extraordinary business occurrences that result in changes to the value or composition of an issuer’s assets may temporarily cause that issuer to meet the definition of an investment company or be unable to rely on an exception.  Courts, the Commission and the Staff have long recognized the principle that, in appropriate circumstances, an issuer that truly intends to become compliant with the Act should be afforded reasonable time to allow for its return to a non-investment or excepted business before subjecting the issuer to the Act.46  Rule 3a-2 provides a non-exclusive safe harbor codifying this principle.  Under Rule 3a-2, a company which finds itself in such circumstances and has a bona fide intent to be engaged in a business that is not subject to the Act is provided a period of up to one year, during which it will not be considered to be an investment company subject to the Act, to make an orderly transition to a non-investment business or to comply with the terms and conditions of an exception from the definition of an investment company pursuant to the Act or one of the rules thereunder.

43	3a-1 Proposing Release, supra note 4. At the time that Rule 3a-1 was proposed and adopted, current Section 3(a)(1)(C) of the Act was codified as Section 3(a)(3) of the Act.

44
See Rule 3a-1(a)(4) (including, among the securities holdings that are not included in the numerator of the Forty Five Percent Test, “securities issued by companies (i) [w]hich are primarily controlled by such issuer; (ii) [t]hrough which such issuer engages in a [non-investment business]; and (iii) [w]hich are not investment companies.”)

45	HCS, supra note 21.

46
See, e.g., SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3 (S.D. N.Y. 1968) (“Fifth Ave. Coach”) (holding that defendant Fifth was still in a period of transition because all of its proposed acquisitions had fallen through for one reason or another); 3a-2 Adopting Release, supra note 5 (stating that “[R]ule [3a-2], which reflects previous no-action assurances in this area, excludes certain issuers – which otherwise would be considered investment companies because of unusual corporate occurrences – from complying with the Act.”); Missouri River Gold & Gem Corporation (pub. avail. Jun. 30, 1986) (“Missouri River”).

In some cases, a one year period may be insufficient, despite a company’s best efforts, to allow for a lasting transition away from investment company status.  For this reason, the Rule 3a-2 Adopting Release specifically notes that the intent of Rule 3a-2 is to provide a clear safe harbor for transient investment companies and not to preclude such a company from seeking either no-action assurance from the Staff or an exemptive order from the Commission with respect to a period greater than one year or where it may otherwise be unable to rely on Rule 3a-2.47  In determining whether to grant such a request, the Commission and its Staff consider factors suggesting that the company’s transition period is “temporary” even where it exceeds one year.  Generally, the Commission and its Staff have deemed relief to be reasonable where: (i) the failure of the company to become primarily engaged in a non-investment company business within one year was due to factors beyond its control; (ii) the company’s officers and employees tried, in good faith, to effect the company’s investment of its assets in such a business; and (iii) the company invested in a manner intended to preserve the value of its assets.48

Additionally, Section 6(c) of the Act provides that the Commission may conditionally or unconditionally exempt any person from any provisions of the Act or any rule or regulation thereunder to the extent that the exemption (i) is necessary in the public interest, (ii) consistent with the protection of investors, and (iii) is consistent with the purposes fairly intended by the policy and provisions of the Act.

B.	Need for Relief

Since invoking the non-exclusive safe harbor provided by Rule 3a-2, SPH’s officers have worked diligently to return to a non-investment, diversified holding company business, but have found the process taking longer than expected due to factors beyond SPH’s reasonable control.  Under present circumstances, and despite the good faith efforts of its officers, SPH now believes that it will not be able to re-adjust its holdings to the extent necessary to satisfy the Asset Tests by July 14, 2010, because, among other things, current adverse market conditions have frustrated SPH’s ability to conduct the transactions required to conform its balance sheet to the Asset Tests within the one year period allotted by Rule 3a-2.

For these reasons, SPH respectfully requests that the Commission grant an order under Section 6(c) of the Act temporarily exempting SPH from all provisions of the Act during the period from July 14, 2010, to July 14, 2011, so as to provide SPH with additional time to complete this transition.  During the Rule 3a-2 Period, SPH’s transactions in securities have not been for speculative purposes, but have been in the furtherance of its business as a diversified holding company.  Should such an order be granted, SPH undertakes to continue to make deliberate efforts to further establish its global diversified holding company business or take other actions to become primarily engaged in another non-investment or excepted business and to continue to focus its securities activities in furtherance of this goal.

47	Rule 3a-2 Adopting Release, supra note 5.

48
See, e.g., Firstmark, supra note 5; Sensar Corporation, Rel. No. IC-25320 (Dec. 19, 2001) (notice) and Rel. No. IC-25361 (Jan. 14, 2002) (order) (“Sensar”).  See also Verde Venture, Inc. (pub. avail. Apr. 27, 1988); Moraga Corp. (pub. avail. Oct. 31, 1981); Mallory Randall Corp. (pub. avail. Aug. 12, 1981); Medidentic, supra note 17; Shearson-Murray Real Estate Fund II, Ltd., (pub. avail. Sep. 26, 1980).

1.	SPH Meets Commission and Staff Tests for Extensions of the Rule 3a-2 Period

Rule 3a-2 is a non-exclusive safe harbor codifying pre-existing positions of the Commission, the Staff and courts, that a reasonable transition period should be provided to an issuer that temporarily finds itself within the purview of the Act.  Moreover, the Commission has made clear that the one year period provided by Rule 3a-2 represents a presumption that such a period is reasonable and not a determination that, in all cases, a longer period is unreasonable.  Indeed, the Commission release announcing the adoption of Rule 3a-2 specifically and clearly “emphasizes that the rule creates a ‘safe harbor’ for transient investment companies and is not intended to preclude a company from seeking either a no-action assurance from the Commission’s staff or a Commission order of exemption.”49  The Staff has indicated, in no-action letters, factors that should be considered when determining if an extension of the safe harbor is appropriate, which the Commission has applied in considering exemptive relief:

Whether a longer period also would be deemed temporary would depend on such factors as (1) whether the failure of the company to become primarily engaged in a non-investment business or excepted business or liquidate within one year was due to factors beyond its control; (2) whether the company's officers and employees during that period tried, in good faith, to effect the company's investment of its assets in a non-investment business or excepted business or to cause the liquidation of the company; and (3) whether the company invested in securities solely to preserve the value of its assets.50

SPH’s initial non-conformity with the Asset Tests was an unintended consequence of the Revised Plan and Steel Partners II’s desire to treat its investors fairly and equally after the temporary suspension of redemptions.  Because investors representing a substantial portion of Steel Partners II’s assets (by value) chose Option B pursuant to the Revised Plan, SPH acquired only a portion of the interests in companies that were majority owned or primary control subsidiaries when held by Steel Partners II.  As a result, once received by SPH, such interests no longer represented majority owned or primary controlled subsidiaries.  Since invoking the Rule 3a-2 safe harbor, SPH’s officers have worked diligently to return to a non-investment company business, but this process has taken longer than expected because of the adverse market conditions for conducting the required purchases and sales.  SPH’s transactions in securities since July 14, 2009, have been in the furtherance of its global diversified holding company business rather than for speculative purposes.

49	3a-2 Adopting Release, supra note 5.

50	Medidentic, supra note 17.

a.	While SPH’s Management has Acted in Good Faith to Transition to a Non-Investment business, SPH has been Unable to do so Due to Factors Beyond its Control.

Since the beginning of its Rule 3a-2 Period, SPH has worked diligently to bring its holdings into compliance with one of the Asset Tests.  The progress SPH has made in steadily decreasing its holdings in companies that it does not intend to hold due to a change in facts and circumstances, while increasing its holdings in majority owned, wholly-owned or primarily controlled companies through which it intends to conduct non-investment company or excepted businesses evidences SPH’s intent to primarily control enough of the SPH Companies to comply with Forty Five Percent Test.  However, the illiquid markets for many of SPH’s holdings has made it difficult to dispose of SPH’s interests in many of the companies that it does not intend to hold or to acquire additional interests in many of the companies of which SPH intends to acquire a control or majority interest.  SPH’s freedom of action and timing to conduct such acquisitions and dispositions in an orderly fashion that would maximize unitholder value is also constrained by SPH’s involvement in the business affairs of its subsidiaries (including the service of certain SPH officers on the boards and in the management ranks of SPH Companies) which imposes blackout periods during which SPH is not permitted to trade, other state corporate or federal securities laws that limit SPH’s ability to acquire or dispose of certain interests (for example, where SPH has possession of material non-public information or where a corporate charter prevents or imposes certain conditions upon trading in the securities of that company).  Similarly, tax regulations may require that interests be held for a certain period or prevent the rapid acquisition of significant interests during prescribed periods.

b.	SPH’s Investments since July 14, 2009 have been Consistent with the Preservation of Value and Efforts to Return to an Excepted or Non-Investment Business.

The Commission has previously granted exemptive relief to issuers who hold or acquire non-compliant assets “to preserve . . . value” while pursuing transactions that would allow for an orderly transition to an excepted or non-investment business, particularly where such preservation was necessary to accomplish the intended transition.51  Each of SPH’s purchases of securities since it invoked the Rule 3a-2 safe harbor have been in furtherance of its business engagement as a global diversified holding company.  Furthermore, SPH’s securities purchases do not constitute a primary business of investing, reinvesting or trading in securities, as SPH engages in non-investment company businesses through its holdings in the SPH Companies.

2.	SPH Satisfies the Conditions set forth in Section 6(c) of the Act for when the Commission may Grant an Exemption from the Provisions of the Act.

Through Section 6(c) of the Act, Congress granted the Commission the power to “conditionally or unconditionally exempt any person, security, or transaction . . . from any provisions of [the Act] or of any rule or regulation thereunder.”  Congress instructed that such an exemption is appropriate “if and to the extent that”: (i) the exemption is “necessary or appropriate in the public interest”; (ii) “consistent with the protection of investors”; and (iii) “consistent . . . with the purposes fairly intended by the policy and provisions of [the Act].”

As noted above, the Commission has used this exemptive power to allow for a company to make a transition out of the Act, even where it could no longer rely on Rule 3a-2.  The approach to transient investment companies taken by the Commission and its Staff, as evidenced by Rule 3a-2 and by no-action and exemptive relief provided to companies whose actions are within the intent (if not the letter) of Rule 3a-2, has been to assure that the Act is applied where needed, but only where needed – protecting shareholders where abuses may be likely but preserving shareholder value and Commission resources where they are not.52

51	See, e.g., Firstmark, supra note 5; Completel, supra note 5; Sensar, supra n. 48.

52
As discussed above, the SEC and its Staff take the position that a company temporarily within the definition of an investment company should be provided the opportunity to transition to a non-investment or excepted business if the company did not intend to become (and does not wish to be) an investment company, provided the company makes a good faith effort to remove itself from the purview of the Act within a reasonable period.  Implicitly, this position recognizes that the SEC’s ultimate mission, and that of the Act, is to protect shareholders, markets and the investing public.

The consequences of subjecting a company that is ill-suited to regulation under the Act (or that is engaged, or intends to engage, in a business that has been excepted from the Act) can be dire.  At best, such a company (and, thus, its shareholders) will be subject to the significant additional costs that are associated with compliance with the Act.  At worst, the company will be unable to engage in its intended business, since the provisions of the Act are designed for investment companies and are inconsistent with most operating or holding company businesses and many excepted businesses.53

Thus, where it is reasonable to expect that regulation and registration under the Act would be only temporary and would not advance the intent of the Act, the public’s interest and that of the company’s shareholders is well served by providing for a transition period.  Doing so avoids a situation where companies would be required to register for a short time before de-registering upon the completion of a transition back to a non-investment or excepted business or a liquidation.  Moreover, it is inconsistent with public policy to devote Commission resources to regulate such an issuer as an investment company when it is clear that the issuer would immediately withdraw its registration upon return to non-investment company status or liquidation.

a.	The Requested Order is Necessary and Appropriate in the Public Interest

The Act was not intended to govern diversified holding companies like SPH.  Requiring SPH to register as an investment company would not benefit SPH’s unitholders or the investing public.  SPH’s unitholders do not view SPH’s business as an investment company business – nor did or does SPH ever intend to engage, or hold itself out as intending to engage, in an investment company business.  In fact, registration and regulation as an investment company is inconsistent with SPH’s business model and would not allow it to continue to develop and strengthen its current holding company business.  Compliance with the Act would impose upon SPH unnecessary costs, require it to take actions with respect to certain of its assets and holdings which are not in the best long-term interests of the unitholders and would necessitate material alterations to its capital structure, the costs and effects of which will be borne, ultimately, by SPH’s unitholders.  Specifically, the following requirements or limitations imposed by the Act are inconsistent with, inappropriate for, or would add additional and unnecessary costs to or prevent SPH from deriving full value from, a global diversified holding company business.54

53	Section III.B.2.a, below, discusses certain elements of regulation under the Act which may be particularly inconsistent with, or inappropriate for, SPH’s global diversified holding company business.

54
SPH notes that the Act contains provisions for alternative regulation of a special type of investment company known as a business development company or “BDC”.  BDCs were established by Congress to provide capital to certain “smaller” domestic issuers and, as such, a BDC must invest at least 70% of its assets in “eligible portfolio companies” and certain other types of assets.  Eligible portfolio companies are generally smaller issuers and may not include (i) non-US issuers or (ii) issuers that rely on any of the Section 3(c) exceptions from the definition of an investment company. While a number of the SPH Companies may be eligible portfolio companies, a significant number of the SPH Companies could not be freely held by a BDC because they are not eligible portfolio companies, including: (i) WebBank, one of SPH’s principal holdings, which would not qualify since it is excepted from the definition of an investment company pursuant to Section 3(c)(3) of the Act; and (ii) API Group and Barbican which, as non-US companies, don’t qualify as eligible portfolio companies.  Thus, SPH’s intended business engagement as a global diversified holding company, including among its businesses banking and insurance, distinguishes SPH from a BDC and renders even the modified regulation to which BDC’s are subject inconsistent with SPH’s business.  Moreover, SPH believes that its operation of the SPH Companies’ businesses through primary control or majority ownership of the SPH Companies represents a level of control of, and assistance with, such SPH Companies’ business that greatly exceeds the “managerial assistance” that must be offered to, but is often not accepted by, a BDC’s eligible portfolio companies.

1.	Transactions with Affiliates

Requiring SPH to register under the Act would subject the company to the severe restrictions on affilated transactions imposed by Section 17 of the Act and would restrict SPH’s ability to continue to operate the SPH Companies in the best interests of its investors.  The investment companies that the Act is designed to govern typically are passive investors who purchase and sell portfolio securities as they seek to profit from appreciation in the market value of those securities.  By contrast, SPH seeks to create value for its investors through acquiring, growing and operating successful businesses.  As a holding company, SPH purchases securities primarily to acquire majority or control positions in the SPH Companies so that it may actively engage in the businesses of those companies.  In doing so, SPH may directly engage in transactions with its subsidiaries, and may also encourage its subsidiaries to engage in transactions with each other when such transactions are deemed likely to benefit each of those businesses.  Examples of such transactions may include supplier-purchaser relationships between SPH Companies, as well as joint investments in SPH Companies by SPH and one or more other SPH Companies.

The limitations on transactions with “affiliated persons”55 imposed by Section 17(a), 17(d) and Rule 17d-1 would severely limit SPH’s and the SPH Companies’ ability to engage in these beneficial transactions.  Section 17(a)(1)&(2) generally prohibit affiliated persons, (“1st Tier Affiliates” ), or affiliated persons of affiliated persons (“2nd Tier Affiliates”), of an investment company from selling securities or other property to, or purchasing securities or other property from, the investment company or from any company controlled by the investment company.  Section 17(a)(3) prohibits First Tier and Second Tier Affiliates from borrowing money from an affiliated registered investment company or from any company controlled by such registered investment company.  Section 17(d) and Rule 17d-1 thereunder broadly prohibit 1st Tier Affiliates or 2nd Tier Affiliates from engaging in “joint transactions” with  an affiliated investment company unless the SEC has issued an order approving the transaction.

As a holding company, SPH expects and intends to hold a greater than twenty-five percent interest in each of the SPH Companies, with the result that SPH would be considered to control, and thus would be affilated with, each SPH Company.56  Because the restrictions of Section 17 apply to both 1st Tier Affiliates and 2nd Tier Affiliates, the SPH Companies would be limited in their ability to transact business with each other.  This would lead to a critical disruption in the interconnected business network described above, which relies on synergies and economies of scale to increase profitability.

55
Section 2(a)(3) defines an affiliated person of another person to mean “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

56
In fact, as discussed above, SPH cannot complete its transition to conformity with the Forty Five Percent Test unless, among other things, it holds a primarily control (or greater) interest in SPH Companies constituting at least 55% of the value of SPH’s adjusted total assets and cannot conform to the Forty Percent Test unless, among other things, majority owned SPH Companies constitute at least 60% of the value of SPH’s adjusted total assets.  If SPH were required to comply with the Act as a registered investment company, SPH likely would be required to undertake transactions to undo the efforts it has made over the course of the Rule 3a-2 Period so that the SPH Companies would not be controlled companies or affiliates or to take steps that are inconsistent with the proper administration of a holding company business to avoid affiliate transactions that are not permissible under the Act.

Additionally, Section 17(a)(3) would prohibit an SPH Company from borrowing money from SPH or from another SPH Company.  Further, inter-company or joint borrowings or joint guarantees of debt could be deemed to be “joint transactions,” in violation of Section 17(d).  Given that entities in a holding company structure commonly extend intercompany credit, the application of Section 17 to SPH and the SPH Companies would be disruptive and inconsistent with SPH’s legitimate operations as a holding company.

2.	Investments in Certain Issuers

Requiring SPH to register as an investment company would unnecessarily restrict the company from investing in certain financial services businesses, in which SPH is currently engaged and which are a focus for future expansion by SPH.57  The Act limits the ability of a registered investment company to acquire interests in certain financial services businesses.  Section 12(d)(3) of the Act could limit SPH’s ability to pursue profitable lines of business by prohibiting it from acquiring majority ownership or primary control of an SPH Company that is a broker-dealer, investment adviser or entity engaged in the business of underwriting.58  Section 12(d)(2) of the Act would prohibit SPH or an SPH Company from acquiring an interest in an insurance company if SPH and the SPH Companies, in the aggregate own in excess of 10% of the outstanding voting securities of such insurance company.  Sections 12(d)(2) and (3) would restrict the ability of SPH and SPH Companies to purchase interests in these types of issuers and would require SPH to change its business plans to expand in the financial sector.

3.	Limitations on Borrowing

Registration under the Act would also limit SPH’s ability to borrow and raise capital through the issuance of senior equity securities.  As SPH does not have any redeemable securities outstanding, it would be classified as a “closed-end” investment company under Section 5(a) of the Act.59  Section 18(a) of the Act prohibits a closed-end fund from issuing “any class of senior security” unless, among other things, immediately after such issuance and after any payment of a distribution on, or repurchase of, any equity securities, the value of the investment company’s total assets, minus all liabilities and indebtedness other than senior securities, equals at least 300% of the value of all debt securities.60  Accordingly, Section 18(a) of the Act would effectively limit the amount that SPH could borrow to one third of its total assets.  Moreover, Section 18(a) of the Act would also limit the ability of SPH to raise capital through the issuance of preferred equity securities, requiring SPH to maintain asset coverage of at least 200% of the liquidation preference of such securities.  These limitations on SPH’s ability to borrow money or raise capital to implement its business plans could seriously and unnecessarily limit the company’s ability to successfully operate and grow its business.

57
For example, one of the SPH Companies is a foreign insurance company.  Pursuant to Rule 12d2-1 under the Act, foreign insurance companies (as defined by Rule 3a-6 under the Act) are considered insurance companies for purposes of Section 12(d)(2) of the Act.

58
Rule 12d3-1 under the Act offers exceptions to this prohibition, but only if narrow conditions are met.  Among these conditions are limitations that would preclude a registered investment company from controlling or having majority ownership of such businesses.

59
Section 5(a)(2) of the Act defines a “closed-end company” to be any management company other than an open-end company.  Section 5(a)(1) of the Act defines an “open-end company” as any management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.

60	Section 18(g) of the Act defines a “senior security” to include any instrument evidencing indebtedness and any class of stock having priority as to the distribution of assets or payment of dividends.

4.	Obstacle to Transition to a Non-Investment Business

Even temporary registration as an investment company could also impede the ability of SPH to transition itself back to non-investment company status.  Section 13(a) of the Act requires shareholder approval for a registered investment company to “[c]hange the nature of its business so as to cease to be an investment company.”  Therefore, were SPH required to register as an investment company, even on a temporary basis, unitholder approval would be required to allow the company to return to a diversified holding company business.

5.	Custody Requirements

Requiring SPH to register under the Act would require the company to comply with the custody requirements of Section 17(f) of the Act, which requires that an investment company’s assets be placed in the custody of: (i) a bank; (ii) a member of a national securities exchange, such as a broker-dealer; or (iii) the company itself, but only subject to stringent regulatory requirements.  Complying with these custody requirements would force SPH unnecessarily to incur additional expense and would impose unnecessary administrative burdens in connection with SPH’s holding of its assets.

Custodial practices applicable to registered funds differ from those applicable to holding companies.61  At best, these practices would increase costs and inconvenience without providing measurable benefit, particularly with respect to SPH’s interests in private companies that might be uncertificated.62  At worst, these practices, by requiring that all assets be held by a custodian, could interfere with such common practices as maintaining internal ledgers or book entries to evidence inter-company loans or obligations.

6.	Restrictions on Stock Options

Registration as an investment company could compromise SPH’s ability to attract and retain talented employees by restricting the company’s ability to offer compensation programs that use options on company securities to incentivize employees.  Section 18(d) of the Act prohibits registered investment companies from issuing most rights to purchase securities of which such company is the issuer.  It is not uncommon for other types of companies, including holding companies or other companies with which SPH may compete for talent, to compensate employees with options on company securities.  Section 18(d) of the Act would, therefore, make SPH less competitive in attracting and retaining the highest quality of employees.

61
SPH believes that its current practices with respect to custody are consistent with industry practices for holding companies that are not reporting companies.  If SPH registers as a reporting company, it will become subject to additional requirements imposed by Sarbanes Oxley, which will have an effect on custodial practices.

62
The Commission’s most recent rulemaking with respect to custody, albeit in the context of the Advisers Act, recognizes that different requirements ought to apply with respect to privately offered securities which rather than being certificated are recorded only on the books of the issuer or the issuer’s transfer agent and may be transferred only with the prior consent of the issuer or the holders of the issuer’s securities.  See Rule 206(4)-2(b)(2) (excepting such securities from the requirement that client funds and securities be maintained by a qualified custodian).

b.	The Requested Exemption is Consistent with the Protection of Investors

Even if the Commission exempts SPH from the Act, SPH believes that the Commission will nonetheless have sufficient regulatory authority over SPH to assure the protection of investors.63  In order to provide increased liquidity to unitholders, SPH is in the process of filing a Form 10 to register its securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).64  As a reporting company under the Exchange Act, SPH would be subject to reporting requirements – assuring that unitholders receive regular and periodic reports regarding the company and allowing the Commission a significant measure of oversight through the Staff’s review of those reports.

Moreover, the proposed relief is consistent with current unitholder expectations.  SPH’s unitholders are generally well-informed regarding its business operations.  SPH believes that its units generally are held by sophisticated, knowledgeable investors who have the means to obtain the necessary information to allow them to make well-informed investment decisions.  In addition, substantially all the unitholders received their SPH common units with full knowledge of SPH’s business and holdings based on disclosure provided in connection with the implementation of the Revised Plan.

As SPH’s unitholders are generally well-aware, SPH’s securities activities have, as described above, been consistently focused on protecting unitholder value and achieving SPH’s goal to transition to a diversified holding company business.65  Accordingly, SPH’s unitholders do not require, and would receive no material benefit from, the protections of the Act.66

c.	The Requested Exemption is Consistent with the Purposes Fairly Intended by the Policy and Provisions of the Act.

The purposes of the Act, fairly intended by its policy and provisions (and those of the rules adopted by the Commission thereunder), are not served when the Act’s requirements are imposed upon a company that is engaged in operations that the Act was not intended to regulate, even where such a company finds itself temporarily within the Act’s purview but has a bona fide intention to transition to a non-investment or excepted business.  Thus, the Commission and its Staff have consistently applied Rule 3a-2, and the policy behind it, in a manner intended to assure that the risks of allowing a transient investment company to operate outside of the Act so that the company can effect a return to a non-investment or excepted business are minimal in relation to the costs and consequences of subjecting that company to the Act.  In furtherance of this policy, the Commission has granted companies additional time, as necessary, to complete “bona fide [efforts] to cease meeting the statutory definition of the term ‘investment company’.”67

Relief is appropriate in SPH’s case because the minimal risks (which are mitigated by the fact that SPH has acted in good faith to transition the scope of its holding company business from a narrow, financial holding company to a broad, diversified holding company and by the protections afforded pursuant to the Exchange Act) clearly do not justify the substantial burden and expense that would be imposed on SPH and its unitholders if it were to be subjected to the Act.  In fact, the adverse consequences that would inure upon SPH and its unitholders, including the overwhelming likelihood that SPH would be forced to liquidate (or radically alter its business model in order to operate as a registered investment company) if it were to be unable to meet the terms of the Forty Percent Test or another exception in the short term, compel the conclusion that the purpose, policy and provisions of the Act would be ill-served absent relief.

63	In granting exemptive relief under Section 6(c) of the Act, the Commission has previously considered the protections afforded to investors under other statutes, including the Exchange Act.

64	Upon receipt of an order of the type requested herein, SPH expects to file its Form 10 promptly.

65
For example, in presenting the Revised Plan to investors, Steel Partners II provided an extensive disclosure memorandum describing, among other things, SPH’s global diversified holding company business.  This disclosure memorandum described SPH as “a diversified operating/holding company with interests in a variety of businesses, including industrial products, energy, aerospace and defense, banking and insurance, food and beverage and cash-rich companies” and noted that, as a diversified holding company, SPH “intends to accumulate significant positions in [and] have a significant role in the management of various [SPH C]ompanies.”

66
None of the abuses intended to be addressed by the Act is currently present here, nor would any be more likely to arise during the requested period than they would have been during the initial one year period under Rule 3a-2.

67	3a-2 Proposing Release, supra note 5.

IV.           SPH’S CONDITIONS

SPH agrees that if the requested order is granted: (i) it will continue its efforts to primarily engage in a non-investment business and (ii) it will not invest in securities in a manner that is speculative or inconsistent with those efforts.

V.           PROCEDURAL MATTERS

All written or oral communications concerning this Application, including any notices or orders,  should be directed to:

Jack W. Murphy, Esq.
Michael L. Sherman, Esq.
Dechert LLP
1775 Eye Street, NW
Washington, D.C. 20006-2401
(202) 261-3300

All requirements for the execution and the filing of this Application on behalf of SPH have been complied with in accordance with the Limited Partnership Agreement of SPH, and the undersigned officer of the general partner of SPH is fully authorized to execute this application.  SPH has adopted the resolutions attached as Exhibit A authorizing the filing of this Application.  The Verification required by Rule 0-2(d) under the Act is attached to this Application as Exhibit B.

VI.	REQUEST FOR CONFIDENTIAL TREATMENT OF THE SUPPLEMENTAL MATERIAL PURSUANT TO SECTION 45(a) OF THE ACT

As noted above, SPH has submitted certain Supplemental Material concurrently with this Application to assist in the Commission’s consideration of the relief requested.  The Supplemental Material supports and provides additional detail with respect to the discussion in section II.B.2.  SPH requests an order under Section 45(a) of the Act granting confidential treatment to the information in the Supplemental Material.

Section 45(a) of the Act states that confidential treatment of information in an application to the Commission is appropriate when public disclosure of such information is “neither necessary nor appropriate in the public interest or for the protection of investors.”  SPH believes that the public has no valid purpose under the Act for having access to the Supplemental Material.  The information in section II.B.2 of the Application is sufficient to fully apprise any interested member of the public of the basis for the requested relief.  The public will be able to see various data reflecting the progress SPH has made in its transition to non-investment company business and its intention to complete such transition by the expiration of the requested exemption.  Based on such information, any interested person will be able to assess SPH’s intention and ability to pursue a non-investment company business strategy and its prospects for achieving non-investment company status by the end of the requested one year exemption.

SPH recognizes that the Commission may have legitimate administrative reasons for wanting to see the more detailed data in the Supplemental Material (such as, for example, confirming that the less detailed information presented in the Application is fair and accurate).  SPH, however, can conceive of no legitimate reason for a member of the public to have access to the information in the Supplemental Material.

On the other hand, SPH has valid business reasons for not wanting to make public information that relates to its future business plans, including its intention with regard to transactions in securities of certain companies.  The publication of such information, much of which relates to publicly traded securities, could affect the prices and markets for such securities (for example, by allowing those who view this information to “front run” SPH’s intended transactions) in a way that would severely burden SPH’s transition to non-investment company business.

SPH has not (and does not expect to) release publicly the information contained in the Supplemental Material.  The compiling of information regarding SPH’s intent relating to individual companies was done only for purposes of this Application.  Therefore, SPH has disclosed the information in the Supplemental Material only to its outside counsel and to the Staff in connection with prior discussions regarding this Application.  All such persons understand the confidential nature of the information.  SPH also will take other steps reasonably designed to ensure that the information in the Supplemental Material does not come into the possession of any other person.  SPH, therefore, believes it unlikely that the information would fall into the hands of any other person unless the Commission were to make the Supplemental Material publicly available.

SPH understands that any relief granted pursuant to Section 45(a) of will not be dispositive in connection with any request the Commission might receive pursuant to the Freedom of Information Act (“FOIA”).68  FOIA generally requires that all information provided to the federal government be made available on request to the general public with certain exceptions set forth in the law.  One of these exceptions is for “trade secrets and commercial or financial information obtained from a person.”69  SPH believes that the information in the Supplemental Material falls within this exception and is thus eligible for protection from disclosure under FOIA.

VII.          REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, SPH requests that the Commission issue an Order under Section 6(c) of the Act exempting SPH from all provisions of the Act.  SPH submits that such an Order is necessary or appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the provisions of the Act.

68	5 U.S.C. 552.

69	5 U.S.C. 522(b)(c)(4). In this regard, SPH intends to submit, separately, a request for FOIA confidential treatment of the Supplemental Material.

The Applicant has caused this Application to be duly signed on its behalf on the 8th  day of July, 2010.

STEEL PARTNERS HOLDINGS L.P.
By: Steel Partners Holdings GP LLC
its General Partner

By:	/s/ Sanford Antignas

Name: Sanford Antignas

Title: Chief Operating Officer

EXHIBIT LIST

Exhibit A.	Resolutions by the Board of Directors of Steel Partners Holdings GP LLC

Exhibit B.	Verification

EXHIBIT A

The following is a copy of recitals and resolution adopted by the Board of Directors (the “Board”) of Steel Partners Holdings GP LLC (“SPHGP”), which serves as the general partner of Steel Partners Holdings L.P. (together with its subsidiaries, the “Company”), at a telephonic meeting on June 25, 2010:

WHEREAS, since July 14, 2009, the Company has relied on an exception provided by Rule 3a-2 under the Investment Company Act of 1940, as amended (the “Act”) (the so-called “transient investment company” rule), to provide greater certainty that it would not be required to register under the Act; and

WHEREAS, by its terms, Rule 3a-2 provides a safe harbor for a period not to exceed one year, which time will expire on July 13, 2010, and which may not be used more than once during any three year period; and

WHEREAS, the Company intends to rely on an exception from the Act’s definition of an investment company (as set forth in Rule 3a-1 under the Act) by functioning as a holding company primarily engaged in non-investment company and excepted businesses through the Company’s ownership of its majority- and wholly- owned subsidiaries that (together with non-securities assets) constitute at least fifty-five percent of the Company’s total assets (exclusive of cash and government securities) on a consolidated basis; and

WHEREAS, the Board deems it to be in the best interests of the Company to submit an Application for Exemption (the “Application”) under Section 6(c) of the Act to the U.S. Securities and Exchange Commission (the “Commission”) for the purpose of obtaining an order from the Commission declaring the Company exempt from all provisions of the Act for the period specified in the Application.

NOW, THEREFORE, BE IT RESOLVED, that the proper officers of SPHGP be, and each of them hereby is, authorized in the name and on behalf of the Company to prepare, execute and cause to be filed with the Commission the Application, substantially as described for the Board, for the purpose of obtaining an order from the Commission declaring the Company exempt from all provisions of the Act; and be it further

RESOLVED, that the proper officers of SPHGP be, and each of them hereby is, authorized in the name and on behalf of the Company to prepare, execute and cause to be filed with the Commission any and all amendments to the Application as such officer deems necessary or desirable; and be it

RESOLVED, that the proper officers of SPHGP be, and each of them hereby is, authorized to take any and all other actions in the name and on behalf of the Company with respect to any matters relating to the Application or amendment thereof as they deem necessary or desirable; and be it further

RESOLVED, that any and all actions heretofore taken by the proper officers of SPHGP with respect to the foregoing be, and the same hereby are, approved, ratified and confirmed.

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated July 8, 2010, for and on behalf of Steel Partners Holdings L.P.; that he is Chief Operating Officer of Steel Partners Holdings GP LLC, the general partner of Steel Partners Holdings L.P.; and that all action by the limited partners, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Sanford Antignas
Name:	Sanford Antignas